INVESTMENT COMPANY BOND

GREAT AMERICAN INSURANCE COMPANY

(A Stock Insurance Company, Herein Called the Underwriter)

DECLARATIONS
Bond No.  234-63-40 - 03
Item 1.	Name of Insured (herein called Insured):   Nationwide Mutual Funds
and Nationwide Variable Insurance Trust

Principal Address:
1000 Continental Drive, Suite 400
King of Prussia, PA 19406

Item 2.	Bond Period from 12:01 a.m. 03/15/2012 to 12:01 a.m. 03/15/2013
	the effective date of the termination or cancellation of this bond, standard time at the Principal Address as to each of said dates.

Item 3.	Limit of Liability - Subject to Sections 9, 10 and 12 hereof,

	Amount applicable to

	Insuring Agreement (A)-FIDELITY
	Insuring Agreement (B)-ON PREMISES
	Insuring Agreement (C)-IN TRANSIT
	Insuring Agreement (D)-FORGERY OR ALTERATION
	Insuring Agreement (E)-SECURITIES
	Insuring Agreement (F)-COUNTERFEIT CURRENCY
	Insuring Agreement (G)-STOP PAYMENT
	Insuring Agreement (H)-UNCOLLECTIBLE ITEMS OF DEPOSIT
	Insuring Agreement (I)-AUDIT EXPENSE
	Insuring Agreement (J)-TELEFACSIMILE TRANSMISSIONS
	Insuring Agreement (K)-UNAUTHORIZED SIGNATURES


	Limit of Liability    Deductible
	$10,000,000		$0
	$10,000,000		$50,000
	$10,000,000		$50,000
	$10,000,000		$50,000
	$10,000,000		$50,000
	$10,000,000		$50,000
	$100,000		$5,000
	$100,000		$5,000
	$100,000		$5,000
	$10,000,000		$50,000
	$100,000		$5,000

	Optional Insuring Agreements and Coverages

	Insuring Agreement (L)-COMPUTER SYSTEMS
	Insuring Agreement (M)-AUTOMATED PHONE SYSTEMS


	Limit of Liability    Deductible
	$10,000,000		$50,000
	$10,000,000		$50,000

	If "Not Covered" is inserted above opposite any specified
	Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

Item 4.	Offices or Premises Covered-Offices acquired or established
	subsequent to the effective date of this bond are covered according to the terms of General Agreement A. All the Insured's offices or premises in existence at the time this bond becomes effective are covered under this bond except the offices or premises located as follows: N/A

Item 5.	The liability of the Underwriter is subject to the terms of
	the following riders attached hereto:  Riders No.  1, 2 and 3

Item 6.	The Insured by the acceptance of this bond gives to the
	Underwriter terminating or cancelling prior bond(s) or
	policy(ies) No.(s)  234-63-40 - 02   such termination or
	cancellation to be effective as of the time this bond becomes effective.



				By: /s/ Frank Scheckton
				    ----------------------------
				    (Authorized Representative)


INVESTMENT COMPANY BOND

	The Underwriter, in consideration of an agreed premium, and subject to the Declarations made a part hereof, the General Agreements, Conditions and Limitations and other terms of this bond, agrees with the Insured, in accordance with Insuring Agreements hereof to which an amount of insurance is applicable as set forth in Item 3 of the Declarations and with respect to loss sustained by the Insured at any time but discovered during the Bond period, to indemnify and hold harmless the Insured for:

INSURING AGREEMENTS


(A)	FIDELITY

		Loss resulting from any dishonest or fraudulent act(s), including Larceny or Embezzlement committed by an Employee, committed anywhere and whether committed
		alone or in collusion with others, including loss of Property resulting from such acts of an Employee,
		which Property is held by the Insured for any purpose
		or in any capacity and whether so held gratuitously or not and whether or not the Insured is liable therefor. Dishonest or fraudulent act(s) as used in this Insuring Agreement shall mean only dishonest or fraudulent act(s) committed by such Employee with the manifest intent:
		(a)	to cause the Insured to sustain such loss; and
		(b)	to obtain financial benefit for the Employee,
			or for any other person or organization intended
			by the	Employee to receive such benefit, other
			than salaries,commissions, fees, bonuses, promotions, awards, profit sharing, pensions or other employee benefits earned in the normal course of employment.


(B)  ON PREMISES

		Loss of Property (occurring with or without negligence or violence) through robbery, burglary, Larceny, theft, holdup, or other fraudulent means, misplacement, mysterious unexplainable disappearance, damage thereto or destruction thereof, abstraction or removal from the possession, custody or control of the Insured, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is (or is supposed or believed by the Insured to be) lodged or deposited within any offices or premises located anywhere, except in an office listed in
		Item 4 of the Declarations or amendment thereof or in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation.

Offices and Equipment

		(1)	Loss of or damage to furnishings, fixtures,
		stationary, supplies or equipment, within any of the Insured's offices covered under this bond caused by Larceny or theft in, or by burglary, robbery or hold-up of such office, or attempt thereat, or by vandalism or malicious mischief; or
		(2) loss through damage to any such office by Larceny or theft in, or by burglary, robbery or hold-up of such office or attempt thereat.


(C)  IN TRANSIT

		Loss of Property (occurring with or without negligence or violence) through robbery, Larceny, theft, hold-up, misplacement, mysterious unexplainable disappearance, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of Property, while the Property is in transit anywhere in the custody of any person or persons acting as messenger, except while in the mail or with a carrier for hire, other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such Property by the transporting person or persons, and to end immediately upon delivery thereof at destination.

(D)		FORGERY OR ALTERATION

	Loss through FORGERY or ALTERATION of, on or in any bills of exchange, checks, drafts, acceptances, certificates of deposit, promissory notes, or other written promises, orders or directions to pay sums certain in money due bills, money orders, warrants, orders upon public treasuries, letters of credit, written instructions, advices or applications directed to the Insured, authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices or applications purport to have been signed or endorsed by any customer of the Insured, shareholder or subscriber to shares, whether certificated or uncertificated, of any Investment Company or by any financial or banking institution or stock-broker but which instructions, advices or applications either bear the forged signature or endorsement or have been altered without the knowledge and consent of such customer, shareholder or subscriber to shares, whether certificated or uncertificated, of an Investment Company, financial or banking institution or stockbroker, withdrawal orders or receipts for the withdrawal of funds or Property, or receipts or certificates of deposit for Property and bearing the name of the Insured as issuer, or of another Investment Company for which the Insured acts as agent, excluding, however, any loss covered under Insuring Agreement (F) hereof whether or not coverage for Insuring Agreement (F) is provided for in the Declarations of this bond. Any check or draft (a) made payable to a fictitious payee and endorsed in the name of such fictitious payee or (b) procured in a transaction with the maker or drawer thereof or

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	with one acting as an agent of such maker or drawer or anyone
	impersonating another and made or drawn payable to the one so impersonated and endorsed by anyone other than the one impersonated, shall be deemed to be forged as to such endorsement. Mechanically reproduced facsimile signatures are treated the same as handwritten signatures.

(E)  SECURITIES

	Loss sustained by the Insured, including loss sustained by reason of a violation of the constitution, by-laws, rules or regulations of any Self Regulatory Organization of which the Insured is a member or which would have been imposed upon the Insured by the constitution, by-laws, rules or regulations of any Self Regulatory Organization if the Insured had been a member thereof,

	(1)	through the Insured's having, in good faith and in the course
		of business, whether for its own account or for the account of others, in any representative, fiduciary, agency or any other capacity, either gratuitously or otherwise, purchased or otherwise acquired, accepted or received, or sold or delivered, or given any value, extended any credit or assumed any liability, on the faith of, or otherwise acted upon, any securities, documents or other written instruments which prove to have been
		(a)	counterfeited, or
		(b)	forged as to the signature of any maker, drawer, issuer,
			endorser, assignor, lessee, transfer agent or registrar, acceptor, surety or guarantor or as to the signature
			of any person signing in any other capacity, or
		(c)	raised or otherwise altered, or lost, or stolen, or

	(2)	through the Insured's having, in good faith and in the course of
		business, guaranteed in writing or witnessed any signatures whether for valuable consideration or not and whether or not such guaranteeing or witnessing is ultra vires the Insured, upon any transfers, assignments, bills of sale, powers of attorney, guarantees, endorsements or other obligations upon or in connection with any securities, documents or other written instruments and which pass or purport to pass title to such securities, documents or other written instruments; EXCLUDING, losses caused by FORGERY or ALTERATION of, on or in those instruments covered under Insuring Agreement (E) hereof.

	Securities, documents or other written instruments shall be deemed to
	mean original (including original counterparts) negotiable or
	non-negotiable agreements which in and of themselves represent an equitable
	interest, ownership, or debt, including an assignment thereof which
	instruments are in the ordinary course of business, transferable by delivery
	of such agreements with any necessary endorsement or assignment. The word
	"counterfeited" as used in this Insuring Agreement shall be deemed to mean
	any security, document or other written instrument which is intended to
	deceive and to be taken for an original. Mechanically reproduced facsimile
	signatures are treated the same as handwritten signatures.

(F)	COUNTERFEIT CURRENCY

	Loss through the receipt by the Insured, in good faith, of any counterfeited
	money orders or altered paper currencies or coin of the United States of
	America or Canada issued or purporting to have been issued by the United
	States of America or Canada or issued pursuant to a United States of America
	or Canadian statute for use as currency.

(G)	STOP PAYMENT

	Loss against any and all sums which the Insured shall become obligated to pay by reason of the Liability imposed upon the Insured by law for damages:

		For having either complied with or failed to comply with any written notice of any customer, shareholder or subscriber of the Insured or any Authorized Representative of such customer, shareholder or subscriber to stop payment of any check or draft made or drawn by such customer, shareholder or subscriber or any Authorized Representative of such customer, shareholder or subscriber, or

		For having refused to pay any check or draft made or drawn by any
		customer, shareholder or subscriber of the Insured, or any Authorized
		Representative of such customer, shareholder or subscriber.

(H)	UNCOLLECTIBLE ITEMS OF DEPOSIT

	Loss resulting from payments of dividends or fund shares, or withdrawals
	permitted from any customer's, shareholder's or subscriber's account based
	upon Uncollectible items of Deposit of a customer, shareholder or subscriber
	credited by the Insured or the Insured's agent to such customer's,
	shareholder's or subscriber's Mutual Fund Account: or loss resulting from
	any item of Deposit processed through an Automated Clearing House which is
	reversed by the customer, shareholder or subscriber and deemed uncollectible
	by the Insured. Loss includes dividends and interest accrued not to exceed
	15% of the Uncollectible items which are deposited. This Insuring Agreement
	applies to all Mutual Funds with "exchange privileges" if all Fund(s) in the
	exchange program are insured by a Great American Insurance Company of
	Cincinnati, OH for Uncollectible Items of Deposit.  Regardless of the number
	of transactions between Fund(s) the minimum number of days of deposit within
	the Fund(s) before withdrawal as declared in the Fund(s) prospectus shall
	begin from the date a deposit was first credited to any Insured Fund(s).




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(I)	  AUDIT EXPENSE

		Expense incurred by the Insured for that part of the costs of
		audits or examinations required by any governmental regulatory
		authority to be conducted either by such authority or by an
		independent accountant by reason of the discovery of loss sustained
		by the Insured through any dishonest or fraudulent act(s), including
		Larceny or Embezzlement of any of the Employees.  The total
		liability of the Underwriter for such expense by reason of such acts
		of any Employee or in which such Employee is concerned or implicated
		or with respect to any one audit or examination is limited to the
		amount stated opposite Audit Expense in Item 3 of the Declarations;
		it being understood, however, that such expense shall be deemed to
		be a loss sustained by the Insured through any dishonest or fraudulent
		act(s), including Larceny or Embezzlement of one or more of the
		Employees and the liability under this paragraph shall be in addition
		to the Limit of Liability stated in Insuring Agreement (A) in Item
		3 of the Declarations.

 (J)	  TELEFACSIMILE TRANSMISSIONS

		Loss resulting by reason of the Insured having transferred, paid or
		delivered any funds or Property, established any credit, debited any
		account, or given any value relying on any fraudulent instructions sent
		by a customer or financial institution by Telefacsimile Transmission
		directed to the Insured, authorizing or acknowledging the transfer,
		payment, or delivery of funds or property, the establishment of a
		credit, debiting of any account, or the giving of value by the Insured,
		but only if such telefacsimile instructions:
		(i)	bear a valid test key exchanged between the Insured and a
			customer or another financial institution with 	authority to
			use such test key for Telefacsimile instructions in the ordinary
			course of business, but which test key has been wrongfully
			obtained by a person who was not authorized to initiate, make,
			validate or authenticate a test key arrangement; and
		(ii)	fraudulently purport to have been sent by such 	customer or
			financial institution, but which telefacsimile instructions
			are transmitted without the knowledge or consent of such
			customer or financial institution by a person other than such
			customer or financial institution and which bear a forged
			signature.
			"Telefacsimile" means a system of transmitting 	written documents
			by electronic signals over telephone lines to equipment
			maintained by the Insured within its communication room for the
			purposes of reproducing a copy of said document.  It does not
			mean electronic communication sent by Telex, TWC, or electronic
			mail, or Automated Clearing House.

(K) 	UNAUTHORIZED SIGNATURES

	Loss resulting directly from the Insured having accepted, paid or cashed any
	check or withdrawal order, draft, made or drawn on a customer's account which
	bears the signature or endorsement of one other than a person whose name and
	signature is on the application on file with the Insured as a signatory on
	such account.

	It shall be a condition precedent to the Insured's right to recovery under
	this Insuring Agreement that the Insured shall have on file signatures of all
	persons who are authorized signatories on such account.



GENERAL AGREEMENTS


(A)	ADDITIONAL OFFICES OR EMPLOYEES-CONSOLIDATION OR MERGER-NOTICE

	(1)	If the Insured shall, while this bond is in force, establish any
		additional office or offices, such office or offices shall be
		automatically covered hereunder from the dates of their establishment,
		respectively. No notice to the Underwriter of an increase during
		any premium period in the number of offices or in the number of
		Employees at any of the offices covered hereunder need be given
		and no additional premium need be paid for the remainder of such
		premium period.

	(2)	If an Investment Company, named as Insured herein, shall, while
		this bond is in force, merge or consolidate with, or purchase the
		assets of another institution, coverage for such acquisition shall
		apply automatically from the date of acquisition.  The 	Insured shall
		notify the Underwriter of such acquisition within 60 days of said date,
		and an additional premium shall be computed only if such acquisition
		involves additional offices or employees.

(B)	WARRANTY

	No statement made by or on behalf of the Insured, whether contained in the
	application or otherwise, shall be deemed to be a warranty of anything except
	that it is true to the best of the knowledge and belief of the person making
	the statement.

(C)	COURT COSTS AND ATTORNEYS' FEES (Applicable to all Insuring Agreements or
	Coverages now or hereafter forming part of this bond)

	The Underwriter will Indemnify the Insured against court costs and reasonable
	attorneys' fees incurred and paid by the Insured in defense, whether or not
	successful, whether or not fully litigated on the merits and whether or not
	settled of any suit or legal proceeding brought against the Insured to enforce
	the Insured's liability or alleged liability on account of any loss,

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	claim or damage which, if established against the Insured, would constitute a
	loss sustained by the Insured covered under the terms of this bond provided,
	however, that with respect to Insuring Agreement (A) this indemnity shall
	apply only in the event that

	(1)	an Employee admits to being guilty of any dishonest or fraudulent act(s),
		including Larceny or Embezzlement; or
	(2)	an Employee is adjudicated to be guilty of any dishonest or fraudulent
		act(s), including Larceny or Embezzlement;
	(3)	in the absence of (1) or (2) above an arbitration panel agrees, after a
		review of an agreed statement of facts, that an Employee would be found
		guilty of dishonesty if such Employee were prosecuted.

	The Insured shall promptly give notice to the Underwriter of any such suit or
	legal proceeding and at the request of the Underwriter shall furnish it with
	copies of all pleadings and other papers therein.  At the Underwriter's
	election the Insured shall permit the Underwriter to conduct the defense of
	such suit or legal proceeding, in the Insured's name, through attorneys of
	the Underwriter's selection.  In such event, the Insured shall give all
	reasonable information and assistance which the Underwriter shall deem
	necessary to the proper defense of such suit or legal proceeding. If the
	Insured's liability or alleged liability is greater than the amount
	recoverable under this bond, or if a Deductible Amount is applicable, the
	liability of the Underwriter under this General Agreement is limited to that
	percentage of litigation expense determined by pro ration of  the bond
	limit of liability to the amount claimed, after the application of any
	deductible. This litigation expense will be in addition to the Limit of
	Liability for the applicable Insuring Agreement.


(D)	FORMER EMPLOYEE

	Acts of Employee, as defined in this bond, are covered under Insuring Agreement (A) only while the Employee is in the Insured's employ. Should loss involving a former Employee of the Insured be discovered subsequent to the termination of employment, coverage would still apply under Insuring Agreement (A) if the direct proximate cause of the loss occurred while the former Employee performed duties within the scope of his/her employment.




THE FOREGOING INSURING AGREEMENTS AND
GENERAL AGREEMENTS ARE SUBJECT TO
THE FOLLOWING CONDITIONS AND
LIMITATIONS:



SECTION 1.	DEFINITIONS

	The following terms, as used in this bond, shall have the respective meanings stated in this Section:

	(a)	"Employee" means:
		(1)	any of the Insured's officers, partners, or
			employees, and
		(2)	any of the officers or employees of any predecessor
			of the Insured whose principal assets are acquired
			by the Insured by consolidation or merger with,
			or purchase of assets of capital stock of such
			predecessor, and
		(3)	attorneys retained by the Insured to perform legal
			services for the Insured and the employees of such attorneys while such attorneys or the employees of
			such attorneys are performing such services for the
			Insured, and
		(4)	guest students pursuing their studies or duties in
			any of the Insured's offices, and
		(5)	directors or trustees of the Insured, the investment
			advisor, underwriter (distributor), transfer agent,
			or shareholder accounting record keeper, or
			administrator authorized by written agreement to keep financial and/or other required records, but only
			while performing acts coming within the scope of the usual duties of an officer or employee or while acting
			as a member of any committee duly elected or appointed
			to examine or audit or have custody of or access to
			the Property of the Insured, and
		(6)	any individual or individuals assigned to perform the
			usual duties of an employee within the premises of the Insured by contract, or by any agency furnishing temporary personnel on a contingent or part-time basis, and
		(7)	each natural person, partnership or corporation
			authorized by written agreement with the Insured to perform services as electronic data processor of checks or other accounting records of the Insured, but excluding any such processor who acts as transfer agent or in
			any other agency capacity in issuing checks, drafts or securities for the Insured, unless included under Sub-section (9) hereof, and
		(8)	those persons so designated in section 15, Central
			Handling of Securities, and
		(9)	any officer, partner or Employee of
			a)	an investment advisor,
			b)	an underwriter (distributor),

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			c)	a transfer agent or shareholder accounting
				record-keeper, or
			d)	an administrator authorized by written agreement
				to keep financial and/or other required records,
				for an Investment Company, named as Insured while
				performing acts coming within the scope of the
				usual duties of an officer or Employee of any
				Investment Company named as Insured herein, or
				while acting as a member of any committee duly
				elected or appointed to examine or audit or have
				custody of or access to the Property of any such
				Investment Company, provided that only Employees
				or partners of a transfer agent, shareholder
				accounting record-keeper or administrator which is
				an affiliated person as defined in the Investment
				Company Act of 1940, of an Investment Company named
				as Insured or is an affiliated person of the adviser,
				underwriter or administrator of such Investment
				Company, and which is not a bank, shall be included
				within the definition of Employee.

				Each employer of temporary personnel or processors as
				set forth in Sub-Sections (6) and (7) of Section 1 (a)
				and their partners, officers and employees shall
				collectively be deemed to be one person for all the
				purposes of this bond, excepting, however, the last
				paragraph of Section 13. Brokers, or other agents under
				contract or representatives of the same general
				character shall not be considered Employees.

	(b)	"Property" means money (i.e. currency, coin, bank notes, Federal Reserve
		notes), postage and revenue stamps, U.S. Savings Stamps, bullion, precious
		metals of all kinds and in any form and articles made therefrom, jewelry,
		watches, necklaces, bracelets, gems, precious and semi-precious stones,
		bonds, securities, evidences of debts, debentures, scrip,certificates,
		interim receipts, warrants, rights, puts, calls, straddles, spreads,
		transfers, coupons, drafts, bills of exchange, acceptances, notes, checks,
		withdrawal orders, money orders, warehouse receipts, bills of lading,
		conditional sales contracts,abstracts of title, insurance policies, deeds,
		mortgages under real estate and/or chattels and upon interests therein,
		and assignments of such policies, mortgages and instruments, and other
		valuable papers, including books of account and other records used by
		the Insured in the conduct of its business, and all other instruments
		similar to or in the nature of the foregoing including Electronic
		Representations of such Instruments enumerated above (but excluding all
		data processing records) in which the Insured has an interest or in which
		the Insured acquired or should have acquired an interest by reason of a
		predecessor's declared financial condition at the time of the Insured's
		consolidation or merge with, or purchase of the principal assets of,
		such predecessor or which are held by the Insured for any purpose or in
		any capacity and whether so held by the Insured for any purpose or in
		any capacity and whether so held gratuitously or not and whether or
		not the Insured is liable therefor.

	(c)	"Forgery" means the signing of the name of another with the intent to
		deceive; it does not include the signing of one's own name with or without
		authority, in any capacity, or for any purpose.
	(d)	"Larceny and Embezzlement" as it applies to any named Insured means those
		acts as set forth in Section 37 of the Investment Company Act of 1940.
	(e)	"Items of Deposit" means any one or more checks and drafts.


SECTION 2. EXCLUSIONS

THIS BOND DOES NOT COVER:

	(a)	loss effected directly or indirectly by means of forgery or
		alteration of, on or in any instrument, except when covered
		by Insuring Agreement (A), (D), (E) or (F).
	(b)	loss due to riot or civil commotion outside the United States
		of America and Canada; or loss due to 	military, naval or
		usurped power, war or insurrection unless such loss occurs
		in transit in the circumstances recited in Insuring Agreement
		(D), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit.
	(c)	loss, in time of peace or war, directly or indirectly caused by
		or resulting from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall
		not apply to loss resulting from industrial uses of nuclear
		energy.
	(d)	loss resulting from any wrongful act or acts of any person who
		is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official, partial
		owner or partner of the Insured in some other capacity, nor,
		in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body.
	(e)	loss resulting from the complete or partial nonpayment of, or
		default upon, any loan or transaction in the nature of, or amounting to, a loan made by or obtained from the Insured or any
		of its 	partners, directors or Employees, whether authorized

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		or unauthorized and whether procured in good faith or through
		trick, artifice, fraud or false pretenses, unless such loss is
		covered under Insuring Agreement (A), (E) or (F).
	(f)	loss resulting from any violation by the Insured or by any Employee
		(1)	of law regulating (a) the issuance, purchase or sale of
			securities, (b) securities transactions upon Security
			Exchanges or over the counter market, (c) Investment
			Companies, or (d) Investment Advisors, or
		(2)	of any rule or regulation made pursuant to any such law
			unless such loss, in the absence of such laws, rules or
			regulations, would be covered under Insuring Agreements
			(A) or (E).
	(g)	loss of Property or loss of privileges through the misplacement
		or loss of Property as set forth in Insuring Agreement (C) or (D)
		while the Property is in the custody of any armored motor vehicle
		company, unless such loss shall be in excess of the amount
		recovered or received by the Insured under (a) the Insured's
		contract with said armored motor vehicle company, (b) insurance
		carried by said armored motor vehicle company for the benefit of
		users of its service, and (c) all other insurance and indemnity in
		force in whatsoever form carried by or for the benefit of users
		of said armored motor vehicle company's service, and then this
		bond shall cover only such excess.
	(h)	potential income, including but not limited to interest and
		dividends, not realized by the Insured because of a loss covered
		under this bond, except as included under Insuring Agreement (I).
	(i)	all damages of any type for which the Insured is legally liable,
		except direct compensatory damages arising from a loss covered
		under this bond.
	(j)	loss through the surrender of Property away from an office of the
		Insured as a result of a threat
		(1)	to do bodily harm to any person, except loss of Property
			in transit in the custody of any person acting as messenger
			provided that when such transit was initiated there was no
			knowledge by the Insured of any such threat, or
		(2)	to do damage to the premises or Property of the Insured,
			except when covered under Insuring Agreement (A).
	(k)	all costs, fees and other expenses incurred by the Insured in
		establishing the existence of or amount of loss covered under this
		bond unless such indemnity is provided for under Insuring Agreement
		(I).
	(l)	loss resulting from payments made or withdrawals from the account
		of a customer of the Insured, shareholder or subscriber to shares
		involving funds erroneously credited to such account, unless such
		payments are made to or withdrawn by such depositor or representative
		of such person, who is within the premises of the drawee bank of the
		Insured or within the office of the Insured at the time of such
		payment or withdrawal or unless such payment is covered under Insuring
		Agreement (A).
	(m)	any loss resulting from Uncollectible Items of Deposit which are drawn
		from a financial institution outside the fifty states of the United
		States of America, District of Columbia, and territories and possessions
		of the United States of America, and Canada.


SECTION 3. ASSIGNMENT OF RIGHTS

	This bond does not afford coverage in favor of any Employers of temporary
	personnel or of processors as set forth in sub-sections (6) and (7) of Section
	1(a) of this bond, as aforesaid, and upon payment to the insured by the
	Underwriter on account of any loss through dishonest or fraudulent act(s)
	including Larceny or Embezzlement committed by any of the partners, officers
	or employees of such Employers, whether acting alone or in collusion with
	others, an assignment of such of the Insured's rights and causes of action
	as it may have against such Employers by reason of such acts so committed
	shall, to the extent of such payment, be given by the Insured to the
	Underwriter, and the Insured shall execute all papers necessary to
	secure to the Underwriter the rights herein provided for.


SECTION 4.  LOSS-NOTICE-PROOF-LEGAL PROCEEDINGS

	This bond is for the use and benefit only of the Insured named in the
	Declarations and the Underwriter shall not be liable hereunder for loss
	sustained by anyone other than the Insured unless the Insured, in its sole
	discretion and at its option, shall include such loss in the Insured's
	proof of loss.  At the earliest practicable moment after discovery of any
	loss hereunder the Insured shall give the Underwriter written notice thereof
	and shall also within six months after such discovery furnish to the
	Underwriter affirmative proof of loss with full particulars.  If claim is
	made under this bond for loss of securities or shares, the Underwriter
	shall not be liable unless each of such securities or shares is identified
	in such proof of loss by a certificate or bond number or, where such
	securities or shares are uncertificated, by such identification means as
	agreed to by the Underwriter.  The Underwriter shall have thirty days
	after notice and proof of loss within which to investigate the claim, and
	this shall apply notwithstanding the loss is made up wholly or in part of
	securities of which duplicates may be obtained.  Legal proceedings for
	recovery of any loss hereunder shall not be brought prior to the
	expiration of sixty days after such proof of loss is filed with the
	Underwriter nor after the expiration of twenty-four months from the
	discovery of such loss, except that any action or proceeding to recover
	hereunder
	on account of any judgment against the Insured in any suit mentioned in
	General Agreement C or to recover attorneys' fees paid in any such suit,
	shall be begun within twenty-four months from the date upon which the
	judgment in such suit shall become final.  If any limitation embodied
	in this bond is prohibited by any law controlling the construction hereof,
	such limitation shall be deemed to be amended so as to be equal to the
	minimum period of limitation permitted by such law.
	Discovery occurs when the Insured
	(a)	becomes aware of facts, or
	(b)	receives written notice of an actual or potential claim by a
	third party which alleges that the Insured is liable under circumstance
	which would cause a reasonable person to assume that a loss covered by
	the bond has been or will be incurred even though the exact amount or
	details of loss may not be then known.


SECTION 5.  VALUATION OF PROPERTY

	The value of any Property, except books of accounts or other records used by the Insured in the conduct of its business, for the loss of which a claim shall be made hereunder, shall be determined by the average market value of such Property on the business day next preceding the discovery of such loss; provided, however, that the value of any Property replaced by the Insured prior to the payment of claim therefor shall be the actual market value at the time of replacement; and further provided that in case of a loss or misplacement of interim certificates, warrants, rights, or other securities, the production which is necessary to the exercise of subscription, conversion, redemption or deposit privileges, the value thereof shall be the market value of such privileges immediately preceding the expiration thereof if said loss or misplacement is not discovered until after their expiration. If no market price is quoted for such Property or for such privileges, the value shall be fixed by agreement between the parties or by arbitration. In case of any loss or damage to Property consisting of books of accounts or other records used by the Insured in the conduct of its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.


SECTION 6.  VALUATION OF PREMISES AND FURNISHINGS

	In case of damage to any office of the Insured, or loss of or damage to the furnishings, fixtures, stationary, supplies, equipment, safes or vaults therein, the Underwriter shall not be liable for more than the actual cash value thereof, or for more than the actual cost of their replacement or repair. The Underwriter may, at its election, pay such actual cash value or make such replacement or repair. If the Underwriter and the Insured cannot agree upon such cash value or such cost or replacement or repair, such shall be determined by arbitration.


SECTION 7.  LOST SECURITIES

	If the Insured shall sustain a loss of securities the total value of
	which is in excess of the limit stated in Item 3 of the Declarations
	of this bond, the liability of the Underwriter shall be limited to
	payment for, or duplication of, securities having value equal to the
	limit stated in Item 3 of the Declarations of this bond. If the Underwriter shall make payment to the Insured for any loss of securities, the Insured shall thereupon assign to the Underwriter all of the
	Insured's rights, title and interests in and to said securities. With respect to securities the value of which do not exceed the Deductible Amount (at the time of the discovery of the loss) and for which the Underwriter may at its sole discretion and option and at the request
	of the Insured issue a Lost Instrument Bond or Bonds to effect replacement thereof, the Insured will pay the usual premium charged therefor and
	will indemnify the Underwriter against all loss or expense that the Underwriter may sustain because of the issuance of such Lost Instrument
	Bond or Bonds.	With respect to securities the value of which exceeds the
	Deductible Amount (at the time of discovery of the loss) and for which the Underwriter may issue or arrange for the issuance of a Lost
	Instrument Bond or Bonds to effect replacement thereof, the Insured agrees that it will pay as premium therefor a proportion of the usual premium charged therefor, said proportion being equal to the percentage that the Deductible Amount bears to the value of the securities upon discovery of the loss, and that it will indemnify the issuer of said
	Lost Instrument Bond or Bonds against all loss and expense that is not recoverable from the Underwriter under the terms and conditions of this INVESTMENT COMPANY BOND subject to the Limit of Liability hereunder.


SECTION 8. SALVAGE

	In case of recovery, whether made by the Insured or by the Underwriter, on account of any loss in excess of the Limit of Liability hereunder plus the Deductible Amount applicable to such loss from any source other than suretyship, insurance, reinsurance, security or indemnity taken by or for the benefit of the Underwriter, the net amount of such recovery, less the actual costs and expenses of making same, shall be applied to reimburse the Insured in full for the excess portion of such loss, and the remainder, if any, shall be paid first in reimbursement of the Underwriter and thereafter in reimbursement of the Insured for that part of such loss within the Deductible Amount. The Insured shall execute all necessary papers to secure to the Underwriter the rights provided for herein.

SECTION 9.  NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY AND TOTAL LIABILITY

	At all times prior to termination hereof this bond shall continue
	in force for the limit stated in the applicable sections of Item 3 of
	the Declarations of this bond notwithstanding any previous loss for
	which the Underwriter may have paid or be liable to pay hereunder; PROVIDED, however, that regardless of the number of years this bond
	shall continue in force and the number of premiums which shall be
	payable or paid, the liability of the Underwriter under this bond
	with respect to all loss resulting form
	(a)	any one act of burglary, robbery or hold-up, or attempt thereat,
		in which no Partner or Employee is concerned or implicated shall be deemed to be one loss, or
	(b)	any one unintentional or negligent act on the part of any
		one person resulting in damage to or destruction or misplacement of Property, shall be deemed to be one loss, or
	(c)	all wrongful acts, other than those specified in (a) above, of any
		one person shall be deemed to be one loss, or
	(d)	all wrongful acts, other than those specified in (a) above, of
		one or more persons (which dishonest act(s) or act(s) of
		Larceny or Embezzlement include, but are not limited to, the failure of an Employee to report such acts of others) whose dishonest act or acts intentionally or unintentionally, knowingly or unknowingly, directly or indirectly, aid or aids in any way,
		or permits the continuation of, the dishonest
		act or acts of any other person or persons shall be deemed to be one loss with the act or acts of the persons aided, or
	(e)	any one casualty or event other than those specified in (a),
		(b), (c) 	or (d) preceding, shall be deemed to be one loss,
		and shall be limited to the applicable Limit of Liability stated
		in Item 3 of the Declarations 	of this bond irrespective of the
		total amount of such loss or losses and shall not be cumulative in amounts from year to year or from period to period.
		Sub-section (c) is not applicable to any situation to which the language of sub-section (d) applies.


SECTION 10. LIMIT OF LIABILITY

	With respect to any loss set forth in the PROVIDED clause of Section 9 of
	this bond which is recoverable or recovered in whole or in part under any
	other bonds or policies issued by the Underwriter to the Insured or to any
	predecessor in interest of the Insured and terminated or cancelled or allowed
	to expire and in which the period for discovery has not expired at the time
	any such loss thereunder is discovered, the total liability of the Underwriter
	under this bond and under other bonds or policies shall not exceed, in the
	aggregate, the amount carried hereunder on such loss or the amount available
	to the Insured under such other bonds, or policies, as limited by the terms
	and conditions thereof, for any such loss if the latter amount be the larger.


SECTION 11.  OTHER INSURANCE

	If the Insured shall hold, as indemnity against any loss covered hereunder,
	any valid and enforceable insurance or suretyship, the Underwriter shall be
	liable hereunder only for such amount of such loss which is in excess of the
	amount of such other insurance or suretyship, not exceeding, however, the
	Limit of Liability of this bond applicable to such loss.


SECTION 12.  DEDUCTIBLE

	The Underwriter shall not be liable under any of the Insuring Agreements of
	this bond on account of loss as specified, respectively, in sub-sections
	(a), (b), (c), (d) and (e) of Section 9, NON-REDUCTION AND NONACCUMULATION
	OF LIABILITY AND TOTAL LIABILITY, unless the amount of such loss, after
	deducting the net amount of all reimbursement and/or recovery obtained or
	made by the insured, other than from any bond or policy of insurance issued
	by an insurance company and covering such loss, or by the Underwriter on
	account thereof prior to payment by the Underwriter of such loss, shall exceed
	the Deductible Amount set forth in Item 3 of the Declarations hereof (herein
	called Deductible Amount) and then for such excess only, but in no event
	for more than the applicable Limit of Liability stated in Item 3 of the
	Declarations. The Insured will bear, in addition to the Deductible Amount,
	premiums on Lost Instrument Bonds as set forth in Section 7. There shall
	be no deductible applicable to any loss under Insuring Agreement A
	sustained by any Investment Company named as Insured herein.


SECTION 13.  TERMINATION

	The Underwriter may terminate this bond as an entirety by furnishing written
	notice specifying the termination date which cannot be prior to 90 days after
	the receipt of such written notice by each Investment Company named as Insured
	and the Securities and Exchange Commission, Washington, D.C.  The Insured may
	terminate this bond as an entirety by furnishing written notice to the
	Underwriter.  When the Insured cancels, the Insured shall furnish written
	notice to the Securities and Exchange Commission, Washington, D.C. prior to
	90 days before the effective date of the termination.  The Underwriter shall
	notify all other Investment Companies named as Insured of the receipt of
	such termination notice and the termination cannot be effective prior to
	90 days after receipt of written notice by all other Investment Companies.
	Premiums are earned until the termination date as set forth herein.

	This Bond will terminate as to any one Insured, (other than a registered
	management investment company), immediately upon taking over of such Insured
	by a receiver or other liquidator or by State or Federal officials, or
	immediately upon the filing of a petition under any State or Federal
	statute relative to bankruptcy or reorganization of the Insured, or
	assignment for the benefit of creditors of the Insured, or immediately upon
	such Insured ceasing to exist, whether through merger into another entity,
	or by disposition of all of its assets. This Bond will terminate as to any
	registered management investment company upon the expiration of 90 days
	after written notice has been given to the Securities and Exchange
	Commission, Washington, D.C.The Underwriter shall refund the unearned
	premium computed as short rates in accordance with the standard short
	rate cancellation tables if terminated by the Insured or pro rata if
	terminated for any other reason.
	This Bond shall terminate
	(a)	as to any Employee as soon as any partner, officer or supervisory
		Employee of the Insured, who is not in 	collusion with such Employee,
		shall learn of any dishonest or fraudulent act(s), including Larceny
		or Embezzlement on the part of such Employee without prejudice to the
		loss of any Property then in transit in the custody of such Employee
		and upon the expiration of ninety (90) days after written notice has
		been given to the Securities and Exchange Commission, Washington, D.C.
		(See Section 16[d]) and to the Insured Investment Company, or
	(b)	as to any Employee 90 days after receipt by each Insured and by the
		Securities and Exchange Commission of a written notice from the
		Underwriter of its desire to terminate this bond as to such Employee,
		or
	(c)	as to any person, who is a partner, officer or 	employee of any
		Electronic Data Processor covered under this bond, from and after the
		time that the Insured or any partner or officer thereof not in
		collusion with such person shall have knowledge of information that
		such person has committed any dishonest or fraudulent act(s), including
		Larceny or Embezzlement in the service of the Insured or otherwise,
		whether such act be committed before or after the time this bond is
		effective.


SECTION 14.  RIGHTS AFTER TERMINATION OR CANCELLATION

	At any time prior to the termination or cancellation of this bond as an
	entirety, whether by the Insured or the Underwriter, the Insured may give
	to the Underwriter notice that if desires under this bond an additional
	period of 12 months within which to discover loss sustained by the Insured
	prior to the effective date of such termination or cancellation and shall
	pay an additional premium therefor.Upon receipt of such notice from the
	Insured, the Underwriter shall give its written consent thereto:
	provided, however, that such additional period of time shall terminate
	immediately;
	(a)	on the effective date of any other insurance obtained by the Insured,
		its successor in business or any other party, replacing in whole or in
		part the insurance afforded by this bond, whether or not such other
		insurance provides coverage for loss sustained prior to its effective
		date, or
	(b)	upon takeover of the Insured's business by any State or Federal
		official or agency, or by any receiver or liquidator, acting
		or appointed for this purpose without the necessity of the Underwriter
		giving notice of such termination.  In the event that such additional
		period of time is terminated, as provided above, the Underwriter
		shall refund any unearned premium.
	The right to purchase such additional period for the discovery of loss may
	not be exercised by any State or Federal official or agency, or by any
	receiver or liquidator, acting or appointed to take over the Insured's
	business for the operation or for the liquidation thereof or for any
	other purpose.


SECTION 15.  CENTRAL HANDLING OF SECURITIES

	Securities included in the systems for the central handling of securities
	established and maintained by Depository Trust Company, Midwest Depository
	Trust Company, Pacific Securities Depository Trust Company, and Philadelphia
	Depository Trust Company, hereinafter called Corporations, to the extent of
	the Insured's interest therein as effective by the making of appropriate
	entries on the books and records of such Corporations shall be deemed
	to be Property.The words "Employee" and "Employees" shall be deemed to
	include the officers, partners, clerks and other employees of the New York
	Stock Exchange, Boston Stock Exchange, Midwest Stock Exchange, Pacific
	Stock Exchange and Philadelphia Stock Exchange, hereinafter called
	Exchanges, and of the above named Corporations, and of any nominee in
	whose name is registered any security included within the systems for
	the central handling of securities established and maintained by such
	Corporations, and any employee of any recognized service company, while
	such officers, partners, clerks and other employees and employees of service
	companies perform services for such Corporations in the operation of such
	systems.  For the purpose of the above definition a recognized service
	company shall be any company providing clerks or other personnel to said
	Exchanges or Corporation on a contract basis.
	The Underwriter shall not be liable on account of any loss(es) in connection
	with the central handling of securities within the systems established and
	maintained by such Corporations, unless such loss(es) shall be in excess
	of the amount(s) recoverable or recovered under any bond or policy if
	insurance indemnifying such Corporations, against such loss(es), and then
	the Underwriter shall be liable hereunder only
	for the Insured's share of such excess loss(es), but in no event for
	more than the Limit of Liability applicable hereunder.
	For the purpose of determining the Insured's share of excess loss(es)
	it shall be deemed that the Insured has an interest in any certificate
	representing any security included within such systems equivalent
	to the interest the Insured then has in all certificates representing
	the same security included within such systems and that such Corporation
	shall use their best judgment in apportioning the amount(s) recoverable
	or recovered under any bond or policy of insurance indemnifying such
	Corporations against such loss(es) in connection with the central
	handling of securities within such systems among all those having an
	interest as recorded by appropriate entries in the books and records
	of such Corporations in Property involved in such loss(es) on the basis
	that each such interest shall share in the amount(s) so recoverable or
	recovered in the ratio that the value of each such interest bears to the
	total value of all such interests and that the Insured's share of such
	excess loss(es) shall be the amount of the Insured's interest in such
	Property in excess of the amount(s) so apportioned to the Insured by
	such Corporations.This bond does not afford coverage in favor of such
	Corporations or Exchanges or any nominee in whose name is registered
	any security included within the systems for the central handling of
	securities established and maintained by such Corporations, and upon
	payment to the Insured by the Underwriter on account of any loss(Es)
	within the systems, an assignment of such of the Insured's rights and
	causes of action as it may have against such Corporations or Exchanges
	shall to the extent of such payment, be given by the Insured to the
	Underwriter, and the Insured shall execute all papers necessary to secure
	to the Underwriter the rights provided for herein.


SECTION 16.  ADDITIONAL COMPANIES INCLUDED AS INSURED

	If more than one corporation, co-partnership or person or any combination
	of them be included as the Insured herein:
	(a)	the total liability of the Underwriter hereunder for loss
		or losses sustained by any one or more or all of them shall
		not exceed the limit for which the Underwriter would be liable
		hereunder if all such loss were sustained by any one of them.
	(b)	the one first named herein shall be deemed authorized to make,
		adjust and receive and enforce payment of all claims hereunder
		and shall be deemed to be the agent of the others for such
		purposes and for the giving or receiving of any notice required
		or permitted to be given by the terms hereof, provided that the
		Underwriter shall furnish each named Investment Company with a
		copy of the bond and with any amendment thereto, together with
		a copy of each formal filing of the settlement of each such
		claim prior to the execution of such settlement,
	(c)	the Underwriter shall not be responsible for the proper
		application of any payment made hereunder to said first named
		Insured,
	(d)	knowledge possessed or discovery made by any partner, officer or
		supervisory Employee of any Insured shall for the purpose of Section
		4 and Section 13 of this bond constitute knowledge or discovery by
 		all the Insured, and
	(e)	if the first named Insured ceases for any reason to be covered under
		this bond, then the Insured next named shall thereafter be c
		onsidered as the first named Insured for the purposes of this bond.


SECTION 17.  NOTICE AND CHANGE OF CONTROL

	Upon the Insured's obtaining knowledge of a transfer of its outstanding
	voting securities which results in a change in control (as set forth in
	Section 2(a) (9) of the Investment Company Act of 1940) of the Insured, the
	Insured shall within thirty (30) days of such knowledge give written notice
	to the Underwriter setting forth:
	(a)	the names of the transferors and transferees (or the names of the
		beneficial owners if the voting securities are requested in another
		name), 	and
	(b)	the total number of voting securities owned by the transferors and
		the transferees (or the beneficial owners), both immediately before
		and after the transfer, and
	(c)	the total number of outstanding voting securities.
	As used in this section, control means the power to exercise a controlling
	influence over the management or policies of the Insured.
	Failure to give the required notice shall result in termination of coverage
	of this bond, effective upon the date of stock transfer for any loss in which
	any transferee is concerned or implicated.
	Such notice is not required to be given in the case of an Insured which is
	an Investment Company.


SECTION 18.  CHANGE OR MODIFICATION

	This bond or any instrument amending or effecting same may not be changed
	or modified orally.  No changes in or modification thereof shall be effective
	unless made by written endorsement issued to form a part hereof over the
	signature of the Underwriter's Authorized Representative.  When a bond covers
	only one Investment Company no change or modification which would adversely
	affect the rights of the Investment Company shall be effective prior to 60
	days after written notification has been furnished to the Securities and
	Exchange Commission, Washington, D. C. by the Insured or by the Underwriter.
	If more than one Investment Company is named as the Insured herein, the
	Underwriter shall give written notice to each Investment Company and to the
	Securities and Exchange Commission, Washington, D.C. not less than 60 days
	prior to the effective date of any change or modification which would
	adversely affect the rights of such Investment Company.

IN WITNESS WHEREOF, the Underwriter has caused this bond to be executed on the Declarations Page.


Page 10 of 10
RIDER NO. 1

JOINT INSURED LIST

To be attached to and form part of Bond No. 234-63-40 - 03

In favor of	Nationwide Mutual Funds and Nationwide Variable Insurance Trust

It is agreed that:

1. At the request of the Insured, the Underwriter adds to the list of Insured under the attached bond the following:


	Nationwide Mutual Funds including all of its series or portfolios of funds and Nationwide Variable Insurance Trust including all of its series or portfolios of funds



2. This rider shall become effective as of 12:01 a.m. on 03/15/2012 standard time.



RIDER NO. 2

INSURING AGREEMENT L


To be attached to and form part of Bond No.  234-63-40 - 03

in favor of Nationwide Mutual Funds/Nationwide Variable Insurance Trust

It is agreed that:

1.	The attached bond is amended by adding an additional Insuring Agreement as follows:

COMPUTER SYSTEMS

Loss resulting directly from a fraudulent

(1)	entry of data into, or
(2)	change of data elements or programs within

a Computer System; provided that fraudulent entry or change causes

	(a)	Property to be transferred paid or delivered,
	(b)	an account of the Insured, or of its customer, to be added,
		deleted, debited or credited, or
	(c)	an unauthorized account or a fictitious account to be debited
		or credited;

(3)	voice instruction or advices having been transmitted to the Insured
	or its agent(s) by 	telephone;

and provided further, the fraudulent entry or change is made or caused by an individual acting with the manifest intent to:

	(i)	cause the Insured or its agent(s) to sustain a loss, and
	(ii)	obtain financial benefit for that individual or for other
		persons intended by that individual to receive a financial benefit,
	(iii)	and further provided such voice instructions or advices:

	(a)	were made by a person who purported to represent an individual
		authorized to make such voice instructions or advices; and
	(b)	were electronically recorded by the Insured or its agent(s).

(4) It shall be a condition to recovery under the Computer Systems Rider that the Insured or its agent(s) shall to the best of their ability electronically record all voice instructions or advices received over the telephone.
The Insured r its agent(s) warrant that they shall make their best efforts to maintain the lectronic recording system on a continuous basis. Nothing, however, in this Rider shall bar the Insured from recovery where no recording is available because of


Page 1 of 3

mechanical failure of the device used in making such recording, or because of failure of the media used to record a conversation from any cause, or error or omission of any Employee(s) or agent(s) of the Insured.

SCHEDULE OF SYSTEMS

Any System Utilized by the Insured

2.	As used in this Rider, Computer System  means:

	(a)  	computers with related peripheral components, including storage
		components, wherever located,
	(b)	systems and applications software,
	(c)	terminal devices,
	(d)	related communication networks or customer communication systems,
		and
	(e)	related Electronic Funds Transfer Systems,

	by which data are electronically collected, transmitted, processed, stored,
	and retrieved.

3.	In addition to the exclusion in the attached bond, the following exclusions
	are applicable to this Insuring Agreement:

(a) loss resulting directly or indirectly from the theft of confidential information, material or data: and
(b) loss resulting directly or indirectly from entries or changes made by an individual authorized to have access to a Computer System who acts in good faith on instructions, unless such instructions are given to that individual by a software contractor (or by a partner, officer or employee thereof) authorized by the Insured to design, develop, prepare, supply service, write or implement programs for the Insured's Computer System.

4.	The following portions of the attached bond are not applicable to this Rider:

(a) the initial paragraph of the bond preceding the Insuring Agreements which reads "...at any time but discovered during the Bond Period."
(b) Section 9-NON-REDUCTION AND NON-ACCUMULATION OF LIABILITY
AND TOTAL LIABILITY
(c) Section 10-LIMIT OF LIABILITY

5.	The coverage afforded by this rider applies only to loss discovered
	by the Insured during the period this Rider is in force.

6.	All loss or series of losses involving the fraudulent activity of one
	individual, or involving fraudulent activity in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as one loss. A series of losses involving unidentified individuals but arising from the same method of operation may be deemed by the Underwriter to involve the same individual and in that event shall be treated as one loss.

7.	The Limit of Liability for the coverage provided by this Rider shall be
	$10,000,000.


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8.	The Underwriter shall be liable hereunder for the amount by which one loss
	shall be in excess of $50,000 (herein called the Deductible Amount) but not
	in excess of the Limit of Liability stated above.

9.   	If any loss is covered under this Insuring Agreement and any
	other Insuring 	Agreement or Coverage, the maximum amount payable for
	such loss shall not exceed the largest amount available under any one Insuring Agreement or Coverage.

10.	Coverage under this Rider shall terminate upon termination or cancellation
	of the bond to which this Rider is attached.  Coverage under this rider may
	also be terminated or cancelled without canceling the bond as an entirety:

	(a)	90 days after receipt by the Insured of written notice from the
		Underwriter of its desire to terminate or cancel coverage under this
		Rider, or
	(b)	immediately upon receipt by the Underwriter of a written request
		from the Insured to terminate or cancel coverage under this Rider.

The Underwriter shall refund to the Insured the unearned premium for this coverage under this Rider. The refund shall be computed at short rates if this Rider is terminated or cancelled or reduces by notice from, or at the insistence of the Insured.

11.	Section 4-LOSS-NOTICE-PROOF-LEGAL PROCEEDING of the Conditions and
	Limitations of this bond is amended by adding the following sentence:

"Proof of Loss resulting from Voice Instructions or advices covered under this bond shall include Electronic Recording of such Voice
Instructions of advices."

12.	Notwithstanding the foregoing, however, coverage afforded by this Rider is
	not designed to provide protection against loss covered under a separate
	Electronic and Computer Crime Policy by whatever title assigned or by whatever
	Underwriter written.  Any loss which is covered under such separate Policy is
	excluded from coverage under this bond; and the Insured agrees to make claim
	for such loss under its separate Policy.

13.	This rider shall become effective as of 12:01 a.m. on 03/15/2012
	standard time.





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RIDER NO. 3

INSURING AGREEMENT M

To be attached to and form part of Bond No. 234-63-40 - 03

In favor of	Nationwide Mutual Funds and Nationwide Variable Insurance Trust

It is agreed that:

The attached bond is amended by adding an additional Insuring Agreement as follows:

AUTOMATED PHONE SYSTEMS

1.	Loss caused by an Automated Phone System ("APS") Transaction, where the
	request for such APS Transaction is unauthorized or fraudulent and is made
	with the manifest intent to deceive; provided, 	that the entity which
	receives such request generally maintains and follows during the bond Period all APS Designated Procedures with respect to APS Transaction. The unintentional isolated failure of such entity to maintain and follow a particular APS Designated Procedure in a particular APS Designated Procedure in a particular instance shall not preclude coverage under this Insuring Agreement, subject to the exclusions herein and in the Bond.

	1.	Definitions.  The following terms used in this Insuring Agreement
		shall have the following meanings:

		a.	"APS Transaction" means any APS Redemption,
			APS Exchange or APS Election.

		b.	"APS Redemption" means any redemption of shares
			issued by an Investment Company which is requested over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

		c.	"APS Election" means any election concerning dividend
			options available to Fund shareholders which is made over the telephone by means of information transmitted by an individual caller through use of a telephone keypad.

		d.	"APS Exchange" means any exchange of shares in a registered
			account of one Fund into shares in an identically
			registered account of another Fund in the same complex
			pursuant to exchange privileges of the two Funds, which
			exchange is requested over the telephone by means of
			information transmitted by an individual caller through
			use of a telephone keypad.

		e.	"APS Designated Procedures" means all of the following p
			rocedures:

			(1)	Election in Application:  No APS Redemption shall
				be executed unless the shareholder to whose account
				such an APS Redemption relates has previously
				elected by Official Designation to permit
				such APS Redemption.

			(2)	Logging:  All APS Transaction requests shall be
				logged or otherwise recorded, so as to 	preserve
				all of the information transmitted by an individual
				caller through use of telephone keypad in the course
				of such a request, and the records shall be retained
				for at least six months.
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				(a)	Information contained in the records shall
					be capable of being retrieved through the
					following methods:
					audio tape and or transactions stored on computer
					disks

				(b)	Information contained in the records shall
					be capable of being retrieved and produced
					within a reasonable time after retrieval of
					specific information is requested, at a
					success rate of no loss than 85 percent.

			(3)	Identity Test:  The identity of the caller in any request for an
				APS Transaction shall be tested before executing that APS Transaction
				by requiring the entry by the caller of a confidential personal
				identification number ("PIN")

				(a)	Limited Attempts to Enter PIN:  IF the caller fails to
					enter a correct PIN within three attempts, the caller must
					not be allowed additional attempts during the same
					(telephone call/twenty-four hour day) to enter the PIN.
					The caller may either be instructed to redial a customer
					service representative or may be immediately connected to
					such a representative.

			(4)	Written Confirmation:  A written confirmation of any APS Transaction
				shall be mailed to the shareholder(s) to whose account such APS
				Transaction relates, at the original record address, by the end of
				the Insured's next regular processing cycle, but in no event later
				than five business days following such APS Transaction.

			(5)	Access to APS Equipment:  Access to the equipment which permits the
				entity receiving the APS Transaction request to process and effect
				the transaction shall be limited in the following manner:

				J.P. Morgan Chase Bank

	2.	Exclusions:  It is further understood and agreed that this extension
		shall not cover:

		a.	Any loss covered under Insuring Agreement A.  "Fidelity", of this Bond;

			(1)	The redemption of shares, where the proceeds of such redemption are
				made payable to	other-than

				(i)	the shareholder of record, or

				(ii)	a person officially Designated to receive redemption proceeds,
					or

				(iii)	a bank account officially Designated to receive redemption
					proceeds or

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(2)	The redemption of shares, where the proceeds of such redemption
	are paid by check mailed to any address, unless such address has either been

				(I)	designated by voice over the telephone or in writing
					without a signature guarantee, in either case at least thirty(30)
					days prior to such redemption, or

				(ii)	officially Designated, or

				(iii)	verified by any other procedures which may be stated below
					in this Rider, or

			(3)	The redemption of shares, where the proceeds of such redemption
				are paid by wire transfer to other than the shareholder's
				officially Designated bank account, or

			(4)	the Intentional failure to adhere to one or more APS
				Designated Procedures.

2.	Nothing herein contained shall be held to vary, alter, waive, or extend any
	of the terms, limitations, conditions, or provisions of the attached bond
	other than above stated.

3.	This rider shall become effective as of 12:01 a.m. on 03/15/2012
	standard time.












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INSURED COPY
234-63-40 - 03
INSURED COPY
234-63-40 - 03